UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Xometry, Inc.

(Name of Issuer)

Class A Common Stock, $0.000001 par value per share

(Title of Class of Securities)

98423F109

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98423F109	13G

1.	NAMES OF REPORTING PERSONS Highland Leaders Fund I GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 481,096 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 481,096 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,096 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

These shares are held of record by HLF I (as defined in Item 2(a) below). HLF I GP LLC (as defined in Item 2(a) below) is the sole general partner of HLF I GP LP (as defined in Item 2(a) below), which is the sole general partner of HLF I. Each of HLF I GP LLC and HLF I GP LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova, Paul Maeder, Corey Mulloy and Craig Driscoll, a member of the Issuer’s board of directors, are the managing members of HLF I GP LLC and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

This percentage is calculated based on 41,744,740 shares of Class A Common Stock outstanding as of November 2, 2021, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2021, filed with the United States Securities and Exchange Commission on November 10, 2021 (the “Form 10-Q”).

CUSIP No. 98423F109	13G

1.	NAMES OF REPORTING PERSONS Highland Leaders Fund I GP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 481,096 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 481,096 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,096 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

These shares are held of record by HLF I. HLF I GP LLC is the sole general partner of HLF I GP LP, which is the sole general partner of HLF I. Each of HLF I GP LLC and HLF I GP LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova, Paul Maeder, Corey Mulloy and Craig Driscoll, a member of the Issuer’s board of directors, are the managing members of HLF I GP LLC and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	This percentage is calculated based on 41,744,740 shares of Class A Common Stock outstanding as of November 2, 2021, as reported in the Form 10-Q.

CUSIP No. 98423F109	13G

1.	NAMES OF REPORTING PERSONS Highland Leaders Fund I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 481,096 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 481,096 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,096 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

These shares are held of record by HLF I. HLF I GP LLC is the sole general partner of HLF I GP LP, which is the sole general partner of HLF I. Each of HLF I GP LLC and HLF I GP LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova, Paul Maeder, Corey Mulloy and Craig Driscoll, a member of the Issuer’s board of directors, are the managing members of HLF I GP LLC and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	This percentage is calculated based on 41,744,740 shares of Class A Common Stock outstanding as of November 2, 2021, as reported in the Form 10-Q.

CUSIP No. 98423F109	13G

1.	NAMES OF REPORTING PERSONS Highland Management Partners 9 LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,497,365 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,497,365 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,497,365 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.2% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

These shares are held of record by Highland 9, Highland 9-B and HEF 9 (each as defined in Item 2(a) below). HMP 9 LLC (as defined in Item 2(a) below) is the sole general partner of HMP 9 LP (as defined in Item 2(a) below), which is the sole general partner of each of Highland 9, Highland 9-B and HEF 9. Each of HMP 9 LLC and HMP 9 LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova, Paul Maeder and Corey Mulloy are the managing members of HMP 9 LLC and may be deemed to share voting, investment and dispositive power with respect to these securities. Craig Driscoll, a member of the Issuer’s board of directors, holds an interest in HMP 9 LP but does not share voting, investment or dispositive power with respect to these securities.

(2)	This percentage is calculated based on 41,744,740 shares of Class A Common Stock outstanding as of November 2, 2021, as reported in the Form 10-Q.

CUSIP No. 98423F109	13G

1.	NAMES OF REPORTING PERSONS Highland Management Partners 9 Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,497,365 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,497,365 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,497,365 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.2% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

These shares are held of record by Highland 9, Highland 9-B and HEF 9. HMP 9 LLC is the sole general partner of HMP 9 LP, which is the sole general partner of each of Highland 9, Highland 9-B and HEF 9. Each of HMP 9 LLC and HMP 9 LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova, Paul Maeder and Corey Mulloy are the managing members of HMP 9 LLC and may be deemed to share voting, investment and dispositive power with respect to these securities. Craig Driscoll, a member of the Issuer’s board of directors, holds an interest in HMP 9 LP but does not share voting, investment or dispositive power with respect to these securities.

(2)	This percentage is calculated based on 41,744,740 shares of Class A Common Stock outstanding as of November 2, 2021, as reported in the Form 10-Q.

CUSIP No. 98423F109	13G

1.	NAMES OF REPORTING PERSONS Highland Capital Partners 9 Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,621,393 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,621,393 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,621,393 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

These shares are held of record by Highland 9. HMP 9 LLC is the sole general partner of HMP 9 LP, which is the sole general partner of Highland 9. Each of HMP 9 LLC and HMP 9 LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova, Paul Maeder and Corey Mulloy are the managing members of HMP 9 LLC and may be deemed to share voting, investment and dispositive power with respect to these securities. Craig Driscoll, a member of the Issuer’s board of directors, holds an interest in HMP 9 LP but does not share voting, investment or dispositive power with respect to these securities.

(2)	This percentage is calculated based on 41,744,740 shares of Class A Common Stock outstanding as of November 2, 2021, as reported in the Form 10-Q.

CUSIP No. 98423F109	13G

1.	NAMES OF REPORTING PERSONS Highland Capital Partners 9-B Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,559,876 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,559,876 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,559,876 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

These shares are held of record by Highland 9-B. HMP 9 LLC is the sole general partner of HMP 9 LP, which is the sole general partner of Highland 9-B. Each of HMP 9 LLC and HMP 9 LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova, Paul Maeder and Corey Mulloy are the managing members of HMP 9 LLC and may be deemed to share voting, investment and dispositive power with respect to these securities. Craig Driscoll, a member of the Issuer’s board of directors, holds an interest in HMP 9 LP but does not share voting, investment or dispositive power with respect to these securities.

(2)	This percentage is calculated based on 41,744,740 shares of Class A Common Stock outstanding as of November 2, 2021, as reported in the Form 10-Q.

CUSIP No. 98423F109	13G

1.	NAMES OF REPORTING PERSONS Highland Entrepreneurs’ Fund 9 Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 316,096 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 316,096 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 316,096 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

These shares are held of record by HEF 9. HMP 9 LLC is the sole general partner of HMP 9 LP, which is the sole general partner of HEF 9. Each of HMP 9 LLC and HMP 9 LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova, Paul Maeder and Corey Mulloy are the managing members of HMP 9 LLC and may be deemed to share voting, investment and dispositive power with respect to these securities. Craig Driscoll, a member of the Issuer’s board of directors, holds an interest in HMP 9 LP but does not share voting, investment or dispositive power with respect to these securities.

(2)	This percentage is calculated based on 41,744,740 shares of Class A Common Stock outstanding as of November 2, 2021, as reported in the Form 10-Q.

CUSIP No. 98423F109	13G

1.	NAMES OF REPORTING PERSONS Craig Driscoll
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 481,096 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 481,096 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,096 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

These shares are held of record by HLF I. HLF I GP LLC is the sole general partner of HLF I GP LP, which is the sole general partner of HLF I. Mr. Driscoll, a member of the Issuer’s board of directors, is a managing member of HLF I GP LLC and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	This percentage is calculated based on 41,744,740 shares of Class A Common Stock outstanding as of November 2, 2021, as reported in the Form 10-Q.

CUSIP No. 98423F109	13G

Item 1(a).	Name of Issuer:

Xometry, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

7529 Standish Place, Suite 200

Derwood, MD 20855

Item 2(a).	Name of Person Filing:

This joint statement on Schedule 13G is being filed by Highland Capital Partners 9 Limited Partnership (“Highland 9”), Highland Capital Partners 9-B Limited Partnership (“Highland 9-B”), Highland Entrepreneurs’ Fund 9 Limited Partnership (“HEF 9”), Highland Management Partners 9 Limited Partnership (“HMP 9 LP”), Highland Management Partners 9 LLC (“HMP 9 LLC”), Highland Leaders Fund I, L.P. (“HLF I”), Highland Leaders Fund I GP, L.P. (“HLF I GP LP”) and Highland Leaders Fund I GP, LLC (“HLF I GP LLC” and together with Highland 9, Highland 9-B, HEF 9, HMP 9 GP LP, HMP 9 GP LLC, HLF I and HLF I GP LP, the “Reporting Entities”) and Craig Driscoll. The Reporting Entities and Mr. Driscoll collectively are referred to as the “Reporting Persons”.

Item 2(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each Reporting Person is One Broadway, 14th Floor, Cambridge, MA 02142.

Item 2(c).	Citizenship:

Each of HMP 9 LLC and HLF I GP LLC is a limited liability company organized under the laws of the State of Delaware. Each of Highland 9, Highland 9-B, HEF 9, HMP 9 LP, HLF I and HLF I GP LP is a limited partnership organized under the laws of the State of Delaware. Craig Driscoll is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.000001 par value per share.

Item 2(e).	CUSIP Number:

98423F109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person and the corresponding footnotes.*

(b) Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii) Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*

(iii) Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv) Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

*

Except to the extent of his, her or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Class A Common Stock, except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of each of Highland 9, Highland 9-B, HEF 9, HMP 9 LP, HLF I and HLF I GP LP and the limited liability company agreements of each of HMP 9 LLC and HLF I GP LLC, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of the Group.

Not applicable.

Item 10.	Certifications.

Not Applicable

Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement.

CUSIP No. 98423F109	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2022

HIGHLAND CAPITAL PARTNERS 9 LIMITED PARTNERSHIP

By: Highland Management Partners 9 Limited Partnership
Its: General Partner By: Highland Management Partners 9 LLC Its: General Partner

By:	/s/ Jessica Healey
Authorized Officer

HIGHLAND CAPITAL PARTNERS 9-B LIMITED PARTNERSHIP

By: Highland Management Partners 9 Limited Partnership
Its: General Partner By: Highland Management Partners 9 LLC Its: General Partner

By:	/s/ Jessica Healey
Authorized Officer

HIGHLAND ENTREPRENEURS’ FUND 9 LIMITED PARTNERSHIP
By: Highland Management Partners 9 Limited Partnership
Its: General Partner By: Highland Management Partners 9 LLC Its: General Partner

By:	/s/ Jessica Healey
Authorized Officer

HIGHLAND MANAGEMENT PARTNERS 9 LIMITED PARTNERSHIP

By:	Highland Management Partners 9 LLC
Its:	General Partner

By:	/s/ Jessica Healey
Authorized Officer

HIGHLAND MANAGEMENT PARTNERS 9 LLC

By:	/s/ Jessica Healey
Authorized Officer

HIGHLAND LEADERS FUND I, L.P.

By:	Highland Leaders Fund I GP, L.P.
Its:	General Partner

By:	Highland Leaders Fund I GP, LLC
Its:	General Partner

By:	/s/ Jessica Healey
Authorized Officer

HIGHLAND LEADERS FUND I GP, L.P.
By:	Highland Leaders Fund I GP, LLC
Its:	General Partner

By:	/s/ Jessica Healey
Authorized Officer

HIGHLAND LEADERS FUND I GP, LLC

By:	/s/ Jessica Healey
Authorized Officer

/s/ Craig Driscoll
Craig Driscoll